 UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2023

Commission File Number: 001-36810

EURONAV NV

De Gerlachekaai 20
2000 Antwerpen
Belgium

011-32-3-247-4411
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]       Form 40-F [  ]

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached hereto as Exhibit 99.1 is a copy of the press release of Euronav NV (the “Company”), dated November 2, 2023, announcing the Company’s financial results for the third quarter ended September 30, 2023.

The information contained in Exhibit 99.1 of this Report on Form 6-K, except for the commentary of Lieve Logghe and the section entitled “Conference Call”, is hereby incorporated by reference into the Company’s registration statement on Form F-3 (File No. 333-272785) that was filed with the U.S. Securities and Exchange Commission effective June 20, 2023.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EURONAV NV
(Registrant)

Dated: November 2, 2023

	By:	/s/ Lieve Logghe
Lieve Logghe
Interim Chief Executive Officer and Chief Financial Officer

EXHIBIT 99.1

PRESS RELEASE Regulated information 2 November 2023 – 08.00 am CET _______________________________________
EURONAV ANNOUNCES THIRD QUARTER 2023 RESULTS
HIGHLIGHTS

●	Rates during Q3 2023 strong compared to historic Q3 average since 1990
●	Two new VLCCs on order
●	Two-year VLCC time charter signed with blue-chip partner
●	Announcement of agreement for forward path with two reference shareholders
●	No Q3 2023 dividend to be paid as part of CMB/Frontline transaction
●	Q4 2023 spot rates to-date: 49% fixed at 34,000 USD per day for VLCC fleet and 52% fixed at 34,000 USD for Suezmax fleet, however rates have strongly rallied since last week.

ANTWERP, Belgium, 2 November 2023 – Euronav NV (NYSE: EURN & Euronext: EURN) (“Euronav” or the “Company”) reported its non-audited financial results today for the third quarter ended 30 September 2023.

Lieve Logghe, CFO and CEO ad interim of Euronav said: “The third quarter exhibited a relatively typical trading pattern as the tanker markets adapted to the extra OPEC production and export reductions, along with indications of a slight decline in crude oil demand. The Euronav platform was expanded with a key time charter and two more VLCC new build contracts. After many months of uncertainty, a transaction between our two reference shareholders was agreed.  We believe this will leverage the value that Euronav and its people have created through many years of hard work. It represents a balanced outcome for shareholders, who now have the choice between realizing that value in cash or following Euronav in a new strategic direction under a new controlling shareholder.”

PRESS RELEASE Regulated information 2 November 2023 – 08.00 am CET _______________________________________

Key figures

The most important key figures (unaudited) are:

(in thousands of USD)	Third Quarter 2023	Third Quarter 2022	YTD 2023	YTD 2022

Revenue	278,378	223,539	966,494	486,601
Other operating income	4,737	2,879	19,505	10,515

Voyage expenses and commissions	(32,127)	(55,595)	(103,672)	(130,047)
Vessel operating expenses	(55,471)	(56,039)	(173,488)	(157,560)
Charter hire expenses	(898)	(372)	(2,429)	(4,828)
General and administrative expenses	(13,800)	(14,930)	(40,549)	(38,101)
Net gain (loss) on disposal of tangible assets	27,053	—	49,117	33,244
Depreciation	(59,716)	(58,791)	(171,623)	(165,042)

Net finance expenses	(26,582)	(20,227)	(86,726)	(82,091)
Share of profit (loss) of equity accounted investees	(3)	2,982	(12)	17,556
Result before taxation	121,571	23,446	456,617	(29,753)

Tax benefit (expense)	(6,994)	(6,998)	(5,174)	(2,075)
Profit (loss) for the period	114,577	16,448	451,443	(31,828)

Attributable to: Owners of the Company	114,577	16,448	451,443	(31,828)

The contribution to the result is as follows:

(in thousands of USD)	Third Quarter 2023	Third Quarter 2022	YTD 2023	YTD 2022

Tankers	110,616	8,738	440,370	(61,218)
FSO	3,961	7,710	11,073	29,390
Result after taxation	114,577	16,448	451,443	(31,828)

Information per share:

(in USD per share)	Third Quarter 2023	Third Quarter 2022	YTD 2023	YTD 2022

Weighted average number of shares (basic) *	201,912,942	201,783,532	201,856,648	201,735,976
Result after taxation	0.57	0.08	2.24	(0.16)

*	The number of shares issued on 30 September 2023 is 220,024,713. However, the number of shares excluding the owned shares held by Euronav at 30 September 2023 is 201,912,942.

PRESS RELEASE Regulated information 2 November 2023 – 08.00 am CET _______________________________________

EBITDA reconciliation (unaudited):

(in thousands of USD)	Third Quarter 2023	Third Quarter 2022	YTD 2023	YTD 2022

Profit (loss) for the period	114,577	16,448	451,443	(31,828)
+ Net interest expenses	28,338	20,323	87,518	81,341
+ Depreciation of tangible and intangible assets	59,716	58,791	171,623	165,042
+ Income tax expense (benefit)	6,994	6,998	5,174	2,075
EBITDA (unaudited)	209,625	102,560	715,758	216,630

+ Net interest expenses JV	—	(384)	—	(745)
+ Depreciation of tangible and intangible assets JV	—	—	—	3,149
+ Income tax expense (benefit) JV	—	(2,583)	—	(1,599)
Proportionate EBITDA	209,625	99,593	715,758	217,435

Proportionate EBITDA per share:

(in USD per share)	Third Quarter 2023	Third Quarter 2022	YTD 2023	YTD 2022

Weighted average number of shares (basic)	201,912,942	201,783,532	201,856,648	201,735,976
Proportionate EBITDA	1.04	0.49	3.55	1.08

All figures, except for Proportionate EBITDA, have been prepared under IFRS as adopted by the EU (International Financial Reporting Standards) and have not been audited nor reviewed by the statutory auditor.

For the third quarter of 2023, the Company realized a net gain of USD 114.6 million or USD 0.57 per share (third quarter 2022: a net gain of 16.4 USD million or USD 0.08 per share). Proportionate EBITDA (a non-IFRS measure) for the same period was USD 209.6 million (third quarter 2022: USD 99.6 million).

TCE
The average daily time charter equivalent rates (TCE, a non IFRS-measure) can be summarized as follows:

In USD per day	Third quarter 2023	Third quarter 2022
VLCC
Average spot rate (in TI Pool)*	42,250	22,250
Average time charter rate**	48,250	47,000
SUEZMAX
Average spot rate***	42,750	34,000
Average time charter rate	30,250	30,500

*Euronav owned ships in TI Pool (excluding technical off-hire days)
**Including profit share where applicable
*** Including profit share where applicable (excluding technical off-hire days)

PRESS RELEASE Regulated information 2 November 2023 – 08.00 am CET _______________________________________

EURONAV TANKER FLEET DEVELOPMENTS

Two-year time charter with blue chip partner

On 7 September 2023 – Euronav announced it had signed a two-year time charter with a blue-chip partner for the VLCC Donoussa (2016 dwt – 299.999). This contract will generate approximately USD 24 million in cash for Euronav over the duration of the contract.

Purchase option VLCC Nectar lifted
Euronav NV has decided to lift its purchase option on VLCC Nectar (2008 – 307,284 dwt), crystallizing a potential capital gain by taking back full ownership of the vessel and creating as such additional capacity for the ongoing tanker cycle. The vessel was returned to Euronav ownership as of 27 September 2023.

Fleet expansion - one new VLCC ordered and option for additional VLCC exercised

On 16 August 2023, Euronav revealed an agreement to purchase one new build VLCC. The purchase will cost USD 112.2 million with highly favorable payment terms and schedule. The vessel is expected to be delivered in Q3 2026.

On 9 October 2023, Euronav lifted an option at the same Chinese shipyard for another new build VLCC for the same purchase price, with delivery anticipated also in Q3 2026.

Update - Newbuilding delivery schedule

The outstanding capital expenditure for the four Suezmaxes and two VLCC’s currently under construction at the end of Q3 2023 was USD 394.2 million, of which USD 55.6 million is still due in 2023 (2024: USD 136.6 million; 2025: USD 67.2 million; 2026: USD 134.6 million).

OTHER CORPORATE DEVELOPMENTS

On 19 October 2023, the UK Supreme court refused to grant Unicredit permission to appeal against a judgement in favour of Euronav over an alleged misdelivery claim concerning MT Sienna (2007 – 150,205 dwt). The claim is now concluded in full.

TANKER MARKET & OUTLOOK

Seasonal factors that have often been absent in large crude tanker markets re-asserted their influence during Q3 2023, with freight rates falling modestly throughout the quarter. VLCC rates moved from low USD 40k per day to low/mid USD 30k per day by quarter end, while Suezmax rates followed a steeper trajectory from high USD 30k per day to P&L breakeven levels in low/mid USD 20k per day.

Four factors drove this trading pattern (1) reduced activity as quarter progressed from refinery sector as maintenance programmes kicked in (2) inventory drawdown continued as oil prices rose in response to (3) additional OPEC+ production/export cuts augmented by Saudi Arabia and (4) some demand softening as global GDP growth succumbs to global interest rate rises over the past 18 months.

The first three factors above are likely to reverse at some point in the coming quarters with demand concerns assuaged by agencies such as IEA still forecasting more than 1m bpd consumption growth for 2024.

PRESS RELEASE Regulated information 2 November 2023 – 08.00 am CET _______________________________________

Crude oil demand & supply
Saudi Arabia’s surprise commitment to firstly extend on a monthly basis their 1m bpd production/export cut, and then increase this to calendar year-end, helped to push oil prices toward USD 100 per barrel toward the end of Q3 which was likely a factor in curbing demand forecasts. The IEA reduced its 2023 global demand forecast growth from 2.3 million bpd to 2 million bpd during Q3.

Vessel Supply
During Q2, commentary focused on the uptick in Suezmax contracting with 15 orders in total moving the orderbook-to-fleet ratio higher. This trend continued during Q3 with a further 12 Suezmax contracts and the VLCC sector joining the trend with 12 new build contracts of its own. This brings the orderbook-to-fleet ratio to 8.3% for Suezmax vessels and 2.3% for the VLCC sector.

VLCC market has improved due to increased frequency of loadings from higher USA crude production leading to increased utilisation and ton miles for VLCC segment over others. Greater berth availability, lower ticket price and higher optionality for Suezmax vessels (post Russia-Ukraine dislocation on trade lanes) are key factors driving higher sector contracting. However, ordering has continued to originate from highly reputable and disciplined owners with large established fleets as part of fleet renewal programmes. Delivery dates remain long (over 30 months) and orderbook-to-fleet ratios remain low by historical standards with VLCC at 2.3% and Suezmax at 8.3% (versus a 19.2% average for VLCCs and 21.3% for Suezmaxes since 1990 – according to Clarksons).

Unsurprisingly, there was no recycling of Suezmax  or VLCC vessels for a third consecutive quarter given such buoyant freight rates, low orderbook and limited vessel supply over the next 12-18 months.

Some evidence is emerging of softer prices in more mature VLCC assets based on Clarksons data. Whilst new build VLCC prices rose to USD 128 million from June to October 2023 (USD 126 million) 5-, 10- and 15- year prices were down 2.0%, 1.3% and 3.4% respectively over the same period. Suezmax asset prices held firm over the same period and were unchanged across all vintages.

Freight rates – reverting to the mean but remaining profitable

Freight rates reverted to their traditional seasonal patterns during Q3, buffeted by initial OPEC+ production and export cuts being increased unilaterally in size and duration by Saudi Arabia. Along with concerns over underlying demand for crude and further global inventory drawdowns, these factors provided sustained headwinds the large crude tanker market during Q3.

Freight rates for both VLCC and Suezmax consequently drifted lower through the quarter but some context is needed. The quarterly spot rates of USD 42.2k per day for VLCC and USD 42.8k per day for Suezmax delivered compare favourably with the averages since 1990. VLCC rates for Q3 2023 were in the 26th percentile since 1990 and Suezmax in the 23rd percentile for the period. VLCC spot rates since 1990 averaged USD 30.5k per day for Q3 with Suezmax at USD 23.6k per day for Q3.

So far in the fourth quarter, Euronav VLCCs in the Tankers International Pool have earned USD 34k per day with 49% of the available days fixed. Euronav’s Suezmax fleet trading on the spot market has earned USD 34k per day on average with 52% of the available days fixed. However, since last week both Suezmax as well as VLCC’s are enjoying a strong rally as charterers rush to secure supply head of any widening MEG conflict.

PRESS RELEASE Regulated information 2 November 2023 – 08.00 am CET _______________________________________

DISTRIBUTION TO SHAREHOLDERS

Q3 2023 Dividend

As a result of the announcement of 9 October 2023 (https://www.euronav.com/investors/company-news-reports/press-releases/2023/agreement-between-reference-shareholders/) no dividend will be distributed  until the interdependent transactions have been completed.

AGREEMENT WITH THE REFERENCE SHAREHOLDERS

On 9 October 2023 Euronav’s two reference shareholders, CMB NV (“CMB”) and Frontline plc/Famatown Finance Limited (“Frontline”), reached agreement on a transaction involving the Company that puts an end to uncertainties and risks arising from their entrenched differences over strategy, while offering other shareholders the opportunity to realise substantial cash value for their investment or remain as shareholders of the Company under the new strategy.

The transaction comprises three interdependent agreements, under the terms of which:

•	CMB will acquire Frontline’s [26.12%] stake in the Company for $18.43 per share;

•
Frontline will acquire 24 VLCC tankers from the Euronav fleet for $2.35 billion (the “Vessel Sale”), subject to completion of the above-mentioned share purchase and to subsequent approval by shareholders voting at a Special General Meeting;

•	The Company’s pending arbitration action against Frontline and affiliates will be settled.

Following its acquisition of Euronav shares from Frontline, CMB will own more than [53%] of the Company. In compliance with Belgian market rules, CMB will launch a mandatory takeover offer (“the Offer”) for all outstanding shares in Company, at a price of $18.43 per share, paid in cash, less dividend that would be paid.

The agreements to which the Company is party, namely the sale of vessels for a price reflecting market value at a high point in the cycle and the settlement of the arbitration case, fall within the scope of the related parties transactions procedure under Belgian law. The transaction was agreed by the Euronav Supervisory Board, on the recommendation of the Independent Directors’ Committee. If not resolved, the deadlock between Euronav’s reference shareholders would, in the Committee’s view, have become detrimental to the Company’s business and shareholder value.

The transaction details and more information on the mandatory takeover offer can be found in the press release we announced on 9 October 2023 (https://www.euronav.com/investors/company-news-reports/press-releases/2023/agreement-between-reference-shareholders/).

PRESS RELEASE Regulated information 2 November 2023 – 08.00 am CET _______________________________________

SUSTAINABILITY UPDATE
Biofuels
During Q3, Euronav continued with the adoption and consumption of biofuel blends within our fleet to reduce our GHG emissions and CO2 Footprint. We loaded 2 DMA, B-30 blends out of Rotterdam, taking advantage of the price discrepancy of standard petroleum fuel to bio-blended fuel afforded by the carbon credit scheme implemented by the government of the Netherlands.  We loaded 250 MT of B-30 Bio-blended DMA on the MT Saphirra and 250 MT of Bio-blended DMA on the MT Ardeche. The fuel was procured from Goodfuels, a leading supplier of biofuels in Europe. This fuel will be used primarily during ECA zone transits as well as in port operations. The fuel would provide a 28% reduction in our CO2 emissions based on the ICSS certification provided to Euronav by the suppliers.  Euronav will continue to seek opportunities to further supply bio-blended Residual and Gasoil fuels to our fleet to help reduce our CO2 and GHG emissions.

CONFERENCE CALL
No earnings call will be organised as Euronav is at an inflection point in its development with the strong likelihood of a change in controlling interest and strategic direction adopted.

PRESS RELEASE Regulated information 2 November 2023 – 08.00 am CET _______________________________________

Contact:
Contact: Brian Gallagher – Head of IR Communications & Management Board member
Tel: +44 20 78 70 04 36
Email: IR@euronav.com

Special General Meeting to vote on transaction – 21 November 2023

About Euronav NV
Euronav is an independent tanker company engaged in the ocean transportation and storage of crude oil. The company is headquartered in Antwerp, Belgium, and has offices throughout Europe and Asia. Euronav is listed on Euronext Brussels and on the NYSE under the symbol EURN. Euronav employs its fleet both on the spot and period market. VLCCs on the spot market are traded in the Tankers International pool of which Euronav is one of the major partners. Euronav’s owned and operated fleet consists of 1 V-Plus vessel, 40 VLCCs (with a further two under construction), 24 Suezmaxes (with a further two under construction) and 2 FSO vessels.

Forward-Looking Statements

Matters discussed in this press release may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbour protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts. The Company desires to take advantage of the safe harbour provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbour legislation. The words "believe", "anticipate", "intends", "estimate", "forecast", "project", "plan", "potential", "may", "should", "expect", "pending" and similar expressions identify forward-looking statements.

The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, our management's examination of historical operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections.

In addition to these important factors, other important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the failure of counterparties to fully perform their contracts with us, the strength of world economies and currencies, general market conditions, including fluctuations in charter rates and vessel values, changes in demand for tanker vessel capacity, changes in our operating expenses, including bunker prices, dry-docking and insurance costs, the market for our vessels, availability of financing and refinancing, charter counterparty performance, ability to obtain financing and comply with covenants in such financing arrangements, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, vessels breakdowns and instances of off-hires and other factors. Please see our filings with the United States Securities and Exchange Commission for a more complete discussion of these and other risks and uncertainties.

PRESS RELEASE Regulated information 2 November 2023 – 08.00 am CET _______________________________________

Condensed consolidated statement of financial position (unaudited)
(in thousands of USD)

	September 30,2023	December 31, 2022
ASSETS

Non-current assets
Vessels	3,254,853	3,057,933
Assets under construction	115,005	228,429
Right-of-use assets	6,963	21,493
Other tangible assets	603	762
Prepayments	1,233	—
Intangible assets	14,583	15,746
Receivables	28,285	34,825
Investments in equity accounted investees	1,423	1,423
Deferred tax assets	295	1,403

Total non-current assets	3,423,243	3,362,014

Non-current assets held for sale	—	18,459

Current assets
Bunker inventory	33,900	41,643
Trade and other receivables	385,663	366,789
Current tax assets	800	239
Cash and cash equivalents	160,402	179,929

Total current assets	580,765	588,600

TOTAL ASSETS	4,004,008	3,969,073

EQUITY and LIABILITIES

Equity
Share capital	239,148	239,148
Share premium	1,466,529	1,678,336
Translation reserve	(33)	(24)
Hedging reserve	30,067	33,053
Treasury shares	(161,523)	(163,024)
Retained earnings	518,549	385,976

Equity attributable to owners of the Company	2,092,737	2,173,465

Non-current liabilities
Bank loans	1,380,996	1,264,243
Other notes	198,052	197,556
Other borrowings	—	71,011
Lease liabilities	4,079	5,824
Other payables	—	404
Employee benefits	1,635	1,635
Provisions	353	597

Total non-current liabilities	1,585,115	1,541,270

Current liabilities
Trade and other payables	113,225	90,469
Current tax liabilities	2,495	5,927
Bank loans	82,617	68,941
Other borrowings	119,972	65,851
Lease liabilities	7,531	22,855
Provisions	316	295

Total current liabilities	326,156	254,338

TOTAL EQUITY and LIABILITIES	4,004,008	3,969,073

PRESS RELEASE Regulated information 2 November 2023 – 08.00 am CET _______________________________________

Condensed consolidated statement of profit or loss (unaudited)
(in thousands of USD except per share amounts)

	2023	2022
	Jan. 1 - Sep. 30, 2023	Jan. 1 - Sep. 30, 2022
Shipping income
Revenue	966,494	486,601
Gains on disposal of vessels/other tangible assets	49,117	33,591
Other operating income	19,505	10,515
Total shipping income	1,035,116	530,707

Operating expenses
Voyage expenses and commissions	(103,672)	(130,047)
Vessel operating expenses	(173,488)	(157,560)
Charter hire expenses	(2,429)	(4,828)
Loss on disposal of vessels/other tangible assets	—	(347)
Depreciation tangible assets	(170,419)	(164,441)
Depreciation intangible assets	(1,204)	(601)
General and administrative expenses	(40,549)	(38,101)
Total operating expenses	(491,761)	(495,925)

RESULT FROM OPERATING ACTIVITIES	543,355	34,782

Finance income	35,934	14,471
Finance expenses	(122,660)	(96,562)
Net finance expenses	(86,726)	(82,091)

Share of profit (loss) of equity accounted investees (net of income tax)	(12)	17,556

PROFIT (LOSS) BEFORE INCOME TAX	456,617	(29,753)

Income tax benefit (expense)	(5,174)	(2,075)

PROFIT (LOSS) FOR THE PERIOD	451,443	(31,828)

Attributable to:
Owners of the company	451,443	(31,828)

Basic earnings per share	2.24	(0.16)
Diluted earnings per share	2.24	(0.16)

Weighted average number of shares (basic)	201,856,648	201,735,976
Weighted average number of shares (diluted)	201,906,663	201,982,230

PRESS RELEASE Regulated information 2 November 2023 – 08.00 am CET _______________________________________

Condensed consolidated statement of comprehensive income (unaudited)
(in thousands of USD)

	2023	2022
	Jan. 1 - Sep. 30, 2023	Jan. 1 - Sep. 30, 2022

Profit/(loss) for the period	451,443	(31,828)

Other comprehensive income (expense), net of tax
Items that will never be reclassified to profit or loss:
Remeasurements of the defined benefit liability (asset)	—	—

Items that are or may be reclassified to profit or loss:
Foreign currency translation differences	(9)	(1,125)
Cash flow hedges - effective portion of changes in fair value	(2,986)	30,931
Equity-accounted investees - share of other comprehensive income	—	159

Other comprehensive income (expense), net of tax	(2,995)	29,965

Total comprehensive income (expense) for the period	448,448	(1,863)

Attributable to:
Owners of the company	448,448	(1,863)

PRESS RELEASE Regulated information 2 November 2023 – 08.00 am CET _______________________________________

Condensed consolidated statement of changes in equity (unaudited)
(in thousands of USD)
	Share capital	Share premium	Translation reserve	Hedging reserve	Treasury shares	Retained earnings	Total equity

Balance at January 1, 2022	239,148	1,702,549	453	2,396	(164,104)	180,140	1,960,582

Profit (loss) for the period	—	—	—	—	—	(31,828)	(31,828)
Total other comprehensive income (expense)	—	—	(1,125)	30,931	—	159	29,965
Total comprehensive income (expense)	—	—	(1,125)	30,931	—	(31,669)	(1,863)

Transactions with owners of the company
Dividends to equity holders	—	(18,160)	—	—	—	—	(18,160)
Treasury shares delivered in respect of share-based payment plans	—	—	—	—	1,080	—	1,080
Equity-settled share-based payment	—	—	—	—	—	2,963	2,963
Total transactions with owners	—	(18,160)	—	—	1,080	2,963	(14,117)

Balance at September 30, 2022	239,148	1,684,389	(672)	33,327	(163,024)	151,434	1,944,602

	Share capital	Share premium	Translation reserve	Hedging reserve	Treasury shares	Retained earnings	Total equity

Balance at January 1, 2023	239,148	1,678,336	(24)	33,053	(163,024)	385,976	2,173,465

Profit (loss) for the period	—	—	—	—	—	451,443	451,443
Total other comprehensive income (expense)	—	—	(9)	(2,986)	—	—	(2,995)
Total comprehensive income (expense)	—	—	(9)	(2,986)	—	451,443	448,448

Transactions with owners of the company
Dividends to equity holders	—	(211,807)	—	—	—	(319,214)	(531,021)
Treasury shares delivered in respect of share-based payment plans	—	—	—	—	1,501	—	1,501
Equity-settled share-based payment	—	—	—	—	—	344	344
Total transactions with owners	—	(211,807)	—	—	1,501	(318,870)	(529,176)

Balance at September 30, 2023	239,148	1,466,529	(33)	30,067	(161,523)	518,549	2,092,737

PRESS RELEASE Regulated information 2 November 2023 – 08.00 am CET _______________________________________

Condensed consolidated statement of cash flows (unaudited)
(in thousands of USD)

	2023	2022
	Jan. 1 - Sep. 30, 2023	Jan. 1 - Sep. 30, 2022
Cash flows from operating activities
Profit (loss) for the period	451,443	(31,828)

Adjustments for:	214,196	198,210
Depreciation of tangible assets	170,420	164,441
Depreciation of intangible assets	1,204	601
Provisions	(222)	(198)
Income tax (benefits)/expenses	5,174	2,075
Share of profit of equity-accounted investees, net of tax	12	(17,556)
Net finance expense	86,725	82,091
(Gain)/loss on disposal of assets	(49,117)	(33,244)

Changes in working capital requirements	(4,111)	(11,963)
Change in cash guarantees	(25)	103
Change in inventory	7,744	156
Change in receivables from contracts with customers	(14,981)	(43,255)
Change in accrued income	(262)	(10,108)
Change in deferred charges	(4,445)	(2,628)
Change in other receivables	3,324	(2,742)
Change in trade payables	6,469	49,266
Change in accrued payroll	1,037	100
Change in accrued expenses	(2,779)	(2,121)
Change in deferred income	(3,487)	722
Change in other payables	1,449	(545)
Change in provisions for employee benefits	1,845	(911)

Income taxes paid during the period	(8,060)	3,394
Interest paid	(95,904)	(74,278)
Interest received	20,414	2,557
Dividends received from equity-accounted investees	—	1,150

Net cash from (used in) operating activities	577,978	87,242

Acquisition of vessels and vessels under construction	(265,604)	(449,254)
Proceeds from the sale of vessels	94,423	198,011
Acquisition of other tangible assets	(1,496)	(166)
Acquisition of intangible assets	(42)	(16,569)
Payments received from loans to related parties	—	32,794
Repayment of loans from related parties	—	(10,215)
Lease payments received from finance leases	1,324	1,525

Net cash from (used in) investing activities	(171,395)	(243,874)

(Purchase of) Proceeds from sale of treasury shares	—	1,080
Proceeds from new borrowings	1,187,080	1,141,384
Repayment of borrowings	(675,049)	(617,526)
Repayment of lease liabilities	(17,790)	(18,797)
Repayment of commercial paper	(339,501)	(251,880)
Repayment of sale and leaseback	(68,036)	(16,953)
Transaction costs related to issue of loans and borrowings	(2,700)	(1,725)
Dividends paid	(509,549)	(18,177)

Net cash from (used in) financing activities	(425,545)	217,406

Net increase (decrease) in cash and cash equivalents	(18,962)	60,774

Net cash and cash equivalents at the beginning of the period	179,929	152,528
Effect of changes in exchange rates	(565)	(9,630)

Net cash and cash equivalents at the end of the period	160,402	203,672

of which restricted cash	—	—